14 May 2002

02034874

SEC MAIL RECEIVED PROCESSING
JUN 5 2002
WASH. D.C. 160 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

David Jones Limited -
3Q Sales / Strategy Outcomes / RePS issue

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

14 May 2002

The Manager Companies
Australian Stock Exchange
Sydney

David Jones Limited (DJS) today announces the following:

- Sales Results for the Third Quarter Financial Year 2002
- Outcomes of the 2002 Strategy Review

Copies of both announcements follow.

Total number of pages (including this page): 7

DAVID JONES
David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
86-108 Castlereagh Street, Sydney, NSW, 2000

14 May 2002

DAVID JONES LIMITED ANNOUNCES
10% THIRD QUARTER SALES INCREASE

- A strong result
- Good womens and mens apparel performance off the back of winter fashion launch
- Continued performance in other key categories – cosmetics, women's footwear and homewares
- Continued growth in market share

Leading Australian Department Store retailer David Jones Limited ('David Jones') today announced a 10.0% increase in third quarter sales to $363.3m (2001 $330.3m). Like for like sales for the department store business for the period increased 4.8%. This takes total sales for the year to date (39 weeks ending 27 April 2002) to $1,242.4m, 6.9% higher than the previous corresponding period (2001 $1,161.9m).

Chief Executive Officer, Mr. Peter Wilkinson said, "This result further demonstrates the strength and resilience of our brand and our ability to navigate the vagaries of the retail cycle better than many of our competitors. The cycle began to trend up somewhat at the beginning of calendar 2002 and we were able to move quickly to maximise our sales."

"We have a well-positioned business that has continued to gain market share. We continue to evolve our long established strategy. Strong growth has been experienced in our women's and men's apparel area and the group has continued to see strength in cosmetics, footwear and homewares", he said.

	THIS YEAR* 2001/2002	LAST YEAR* 2000/2001	**Variance (total group)**	**LFL* (core dept store bus only)**
	$M	$M	%	%
13 Weeks ended 27 October 2001	358.2	338.6	+ 5.8	+1.6
13 Weeks ended 26 January 2002	520.9	493.0	+ 5.7	+0.9
13 Weeks ended 27 April 2002	**363.3**	**330.3**	**+10.0**	**+4.8**
39 Weeks ended 27 April 2002	1,242.4	1,161.9	+ 6.9	+2.2

"Consistent with our desire for continuous improvement our winter fashion launch strategy was reconfigured. While our overall marketing spend did not increase we improved the efficiency of our spend. Support for our well-known international and Australian brands that David Jones has on a department store exclusive basis such as Collezioni Armani, Morrissey, Diesel and Baby Doll was strengthened. We also launched a new cosmetics marketing campaign that produced outstanding results for the group."

Importantly we have not had to sacrifice margins to achieve these top line increases. We took the decision to counter discounts on commodity items but to hold our ground with regards to our key merchandise categories and this combined with our marketing approach blunted somewhat the effect of competitive activity on David Jones.

Outlook

"The market continues to be a highly competitive one. We believe that the high level of discounting activity will continue into the foreseeable future. Customer confidence remains higher than it was in calendar 2001," Mr. Wilkinson said.

" While our winter season got off to a great start our fourth quarter results will depend on a number of factors such as the delayed onset of colder weather, the extent of competitive activity, and customer confidence continuing to strengthen", he said.

"David Jones has demonstrated that we can manage the cycle well and are positioned to make the most of whatever conditions present themselves." Mr. Wilkinson concluded.

ENDS (REFERENCE NOTES FOLLOW)

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au

EDITORS NOTES

Like For Like Sales

***LFL calculations**
All LFL figures are ex GST and WST comparables, and are for the core department store business only. Note Campbelltown (Macarthur Square) opened 13 September, Hornsby (Westfield Hornsby) opened on 26 September. Brighton Foodchain opened November 2000, the Hawthorn store opened June 2001, Parramatta opened on August 2001, and St Kilda in February 2002. David Jones Online commenced trading in November 2000.

Copies of previous releases
Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.

14 May 2002

DAVID JONES CONFIRMS MEASURES TO DELIVER RETURN ON INVESTMENT TARGET

David Jones has now completed its 2002 review of business strategy. The primary objective of this annual review is to consider the group's strategic direction in the context of delivering satisfactory returns to all shareholders.

David Jones Chief Executive Officer, Mr. Peter Wilkinson said, "Our strategic focus over the past 3-4 years has been on core business improvements. The strategy has delivered improved positioning, continued growth in marketshare and reduced costs for the group which has allowed us to manage changes in the retail cycle better than our competitors. Our third quarter sales results (Total Company +10.0%, LFL +4.8%), which were released separately today demonstrate this. The cycle has turned and we have delivered an immediate material improvement in sales figures."

"The David Jones Board and management are committed to pursuing further core business growth and most importantly delivering sustained earnings per share growth for shareholders", Mr. Wilkinson said.

Key outcomes from this year's review are:

- The core Department stores business is performing well. David Jones will strive to retain and further improve the premium market positioning of the business and the associated service and branding strategies which have driven the group's core business growth.

- A target of 15 % has been set for return on investment (ROI) and clear plans have been put in place to deliver those returns in FY04 and consequently improve earnings.

STRATEGIC REVIEW OUTCOMES

- **Core Business Capex** – The capital expenditure ('capex') allocation earmarked for the group's store upgrade and refurbishment program has been significantly reduced. This follows a review against the group's ROI benchmark and is also based on the company's experience from the refurbishment program to date. Management believes that the program can be reduced and rescheduled without compromising the David Jones brand.
- **Foodchain** – With four stores now open, David Jones has conducted a full operational review of its Foodchain business. There are several areas that require focus in order to lift performance and meet key performance targets. A significant write off related to development costs will be undertaken and rollout has been paused until the key performance targets are met. Despite this action we can advise that the concept development phase has delivered significant operational experience. Customer reaction to the concept has been favourable and the company continues to be encouraged about the long term potential for the business. The Company will continue to improve and evaluate performance and will recommence rollout only when there is a compelling business case to do so.
- **Costs** – The group's successful Securing Our Future cost management program now moves to its next phase which includes initiatives to improve head office and general procedural efficiencies.
- **Shareholder Rewards** – This popular rewards scheme is to be retained however discount levels will be adjusted to ensure it is value positive for the company and provides a better balance of returns to all shareholders.
- **Capital Management** – Plans are in place which are designed to improve the group's capital structure and provide greater financial flexibility. This includes raising $65m through a fully underwritten Resettable Preference Share ('RePS') issue.

CAPITAL EXPENDITURE

Stores Program

Management believes that the capital expenditure program can be reduced and rescheduled without compromising the David Jones brand. Management is committed to delivering the group's business development needs within the constraints of strict ROI criteria. Consequently, the capital expenditure program has been reduced to facilitate delivery of the target.

Based on the company's experience during the highly successful first stage of development for the Elizabeth and Market Street stores, expenditure on this project has been able to be both reduced and rescheduled. The original budget of $95m over 4 years has been amended to $65m over 7 years. Capex on other key projects has also been able to be reduced or rescheduled. The total capex per annum for the next two financial years is now expected to be in the order of $60m, compared with levels of around $125 m previously advised to the market. This level of capex is sustainable for the foreseeable future.

Foodchain

Foodchain now has four stores operating. David Jones has conducted a full operational review of the Foodchain business and established several areas which require focus to lift performance to meet key performance targets. Trading experience has helped us understand the sites that are likely to be the most successful and productive going forward and this has assisted the development of revised site selection criteria.

The group believes it is appropriate at this time to take a $19.5m write down of concept development, information technology and certain store asset costs. The rollout program has been paused while critical operational success factors are delivered.

The company intends to exit a number of leases on stores yet to be opened which do not meet the revised site selection criteria and it is possible in the next 12 months the Parramatta store may close. The Manly store in Sydney which is expected to open later this year clearly meets the revised site selection criteria.

The concept has been well received by the customers with two locations expected to achieve store profit levels later this financial year (Hawthorn and Brighton). During this performance management phase of the business management's focus will be on specific operational issues to deliver the desired Key Performance Indicator (KPI) improvements.

CAPITAL STRUCTURE

Resettable Preference Share issue (RePS):

The decision to raise additional equity capital has been undertaken in order to increase financial flexibility, strengthen the balance sheet and continue the upgrade and refurbishment of key department stores.

RePS was selected as the desired vehicle as it represents an innovative and highly flexible instrument that is compatible with the group's existing capital base. The resulting capital structure will be better able to support the group's medium term business strategy.

The Group will raise $65m through a fully underwritten RePS issue. An extraordinary general meeting of shareholders has been called for 17 June to enable shareholders to vote on the resolution associated with the issue. Material related to this meeting will be in the hands of shareholders over the course of the next week. The RePS issue will be the subject of a further more detailed announcement to be released later today.

Dividends

The company's target dividend payment ratio is 60-80% of normalised net profit after tax (NPAT). The ordinary dividend level will be realigned to better reflect the company's capital management focus.

CORE BUSINESS

Cost Management

The targeted cost savings from the Securing Our Future program have been achieved ahead of schedule. Management has now identified opportunities to reduce costs further over the next 12 months. It is anticipated that further cost reductions of approximately $6m in Financial Year 2002/2003 can be achieved via improvements to head office costs and general procedural efficiencies. This phase of the program will incur a one-off restructuring cost of around $4.5m this financial year.

Shareholder Discount Card

The primary objective of the shareholder discount program is to contribute to incremental sales without impacting adversely on profit. The review has determined that the group will retain the scheme although the discount available will be reduced from 5-10% to 3-7.5% leading to a value positive outcome for David Jones. These changes will take effect from 1 August 2002. The $50 administration fee is being retained.

David Jones Online

David Jones Online is recognised as one of Australia's most successful internet retailing sites. Revenue continues to grow and the online business is on-track to meet its targeted breakeven point in FY2003. As such, limited capex is required for the business which is now being further integrated into the core operations of the group.

OUTLOOK

Financial Year 2001/2002

To accomplish the desired outcomes from the review there are several one-off items that will impact on the full year earnings performance of the group during this current financial year FY02.

- Writing off of concept development, information technology and certain store asset costs for Foodchain of $19.5m.

- In line with the refined store evaluation criteria for the Foodchain business the Company is entering into discussions with landlords with a view to considering exiting a number of lease commitments. The potential cost of exiting these leases cannot be reliably estimated at present.

- A one-off restructuring cost associated with the next phase of the securing our future cost management program of around $4.5m which will deliver significant savings in head office costs.

- The company has refined its accounting methods for determining the cost of inventories on hand. Rebates relating to purchases will be deducted from the value of inventories on the balance sheet. This is expected to result in a maximum non-cash one-off charge of $7.0m before tax based on the anticipated value of inventories as at year-end.

The NPAT (before preference share dividends) for 2001/2002 is expected to be within the following ranges:

- Pre significant items $33 to $34m
- Post significant items (before allowing for lease exit costs) $11m to $12m

Dividends

As part of the revised capital management for the group, the ordinary dividend is forecast to be reduced to 3 cents for the second half of financial FY02 (1H FY02: 4cents). The company envisages sufficient franking credits going forward to cover both the ordinary and RePS dividends.

Subsequent Financial Years

The strategic measures outlined above, together with the momentum of the core business will drive an improved profit outlook for the group from financial year FY03. Subject to any material change in underlying industry conditions, the group is targeting a 15-20% increase in NPAT (before significant items and preference share dividends) in both financial years FY03 and FY04. The 15% ROI target is expected to be met in FY2004.

ENDS (REFERENCE NOTES FOLLOW)

FOR FURTHER INFORMATION CONTACT
Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au

REFERENCE NOTES

1. The total number of David Jones ordinary shares on issue as at 6 May'02 is 402,958,883

2. As at end January 2002 the group operated 38 stores (36 department stores plus two rack stores)

3. There are four Foodchain by David Jones stores currently open. Brighton (Melbourne) opened in November 2000, Hawthorn (Melbourne) opened in June 2001, Parramatta (Sydney) August 2001 and St Kilda (Melbourne) February 2002

4. The group currently has 410,000 m^2 of selling space

5. The offer of RePS is made in a disclosure document lodged with ASIC today (14 May 2002). Anyone wishing to acquire RePS will need to complete the application form accompanying the disclosure document

ASX AND MEDIA RELEASE

For Immediate Distribution

14 May 2002

DAVID JONES ANNOUNCES RePS Issue

David Jones Limited is pleased to announce that it has entered into an underwriting agreement with Deutsche Bank AG (Deutsche Bank) to raise $65 million by way of the issue of 650,000 non-cumulative reset preference shares ("RePS") at $100 per share.

The RePS will give holders the right:

- to receive a fully franked dividend of not less than 8% per annum
- generally to convert into ordinary shares of DJS at a 5% discount to the 20 business day VWAP at conversion, or if the DJS share price is greater than $1.50, at a minimum conversion number of 70.1754

A prospectus has been lodged with ASIC and is available at www.davidjones.com.au. The offer of RePS will be made in the prospectus.

The purpose of the issue is to strengthen David Jones' balance sheet, to increase David Jones' financial flexibility and to allow David Jones to fulfill its plans in respect to store upgrades and refurbishments (see separate announcement dated 14 May 2002).

Each shareholder of David Jones with a registered address in Australia as at 5.00pm (Sydney time) on 23 May 2002 is eligible to apply to participate in a priority offer for shareholders. To reserve a prospectus, shareholders should call 1800 301 122. Shareholders will only be sent a shareholder Priority Allocation Form and prospectus if they are registered as a shareholder at 5.00pm Sydney time on 23 May 2002.

Anyone wishing to apply for RePS under the prospectus will need to complete the relevant application form that will be in or accompany the prospectus.

ASX has granted a waiver from listing rule 10.11 that allows each of the director of David Jones (and his or her related parties) to participate in the issue of RePS, provided that the extent of participation of the directors (and their related parties) in aggregate is limited to that number of RePS having a face value of note more than $110,000, without obtaining shareholder approval.

The principal terms of the RePS are set out in the Annexure. The full Terms of Issue are set out in the prospectus.

The offer is subject to shareholders approving a change to the Constitution of the Company to allow David Jones to issue preference shares such as the RePS. The EGM is due to be held on 17 June 2002.

David Jones will apply within 7 days to have all issued RePS quoted on the ASX. The prospectus contemplates that the RePS will be quoted on ASX.

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
86-108 Castlereagh Street, Sydney, NSW, 2000

PRINCIPAL TERMS OF RESET PREFERENCE SHARES ("REPS")

1. **Issuer**

David Jones Limited.

2. **Issue Price / Face Value**

$100 per RePS.

3. **Dividend Rights**

A preferential non-cumulative dividend fixed until 1 August 2007 at the greater of 8% per annum and the 5 year swap rate at allotment (expected 1 July 2002) plus 2% per annum of the Face Value payable semi-annually in arrears on 1 August and 1 February each year. The first dividend will be paid on 1 August 2002 and will accrue from allotment date. The dividend may be increased or decreased on Reset Dates (see below). Payment is at the discretion of the Directors and is subject to there being no legal impediment to David Jones paying the dividend.

4. **Franking**

The dividend rate of a minimum of 8% per annum assumes full franking. If a dividend is unfranked or partially franked, the dividend will be increased to compensate for the unfranked amount.

5. **Reset Dates**

Certain terms, including the rate of dividends, the terms of conversion (see below) and the conversion discount (see below) may be reset on each reset date. The first reset date will be 1 August 2007.

6. **Conversion**

On reset dates the outstanding RePS may be converted into ordinary shares in David Jones at the option of holders or David Jones, or holders may convert at the minimum conversion number at any time until the first reset date. In certain circumstances, the holders of David Jones may elect to convert early in accordance with the Conversion Ratio (see below). When holders elect to convert, David Jones may elect to arrange a resale of form of repurchase of those RePS instead and pay the holder a cash equivalent.

7. **Conversion Ratio and Discount**

For the period to the first reset date, each RePS may convert into a number of ordinary shares calculated generally with reference to the Conversion Discount and the volume weighted average sale price of ordinary shares in David Jones traded on ASX during the 20 business days immediately preceding conversion. The number of ordinary shares issued on conversion will be subject to specified minimum and maximum numbers. The initial conversion discount to the first reset date will be 5%. The minimum conversion number is 70.1754 ordinary shares per RePS and the maximum conversion number is 1052.6316.

8. **Ranking**

Dividends on RePS will be paid in priority to any dividend declared on ordinary shares.

In a winding up RePS will rank for repayment of capital behind all creditors of David Jones but ahead of ordinary shares. RePS will rank equally as between themselves.

9. Participation

Prior to conversion, holders of RePS will not have the right to participate in issues of securities to, or capital reconstructions affecting, holders of ordinary shares. However, the specified minimum and maximum of ordinary shares to be issued on conversion will be adjusted for rights issues, off-market buy-backs, capital distributions, bonus issues and capital reconstructions where appropriate.

10. Voting Rights

RePS will not confer any right to vote at general meetings except in the limited circumstances prescribed in the ASX listing rules for preference shares.

11. Quotation

David Jones will apply for official quotation of the RePS on the ASX.

ENDS

FOR FURTHER INFORMATION CONTACT
Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au